FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release dated July 29th, 2010 regarding first half 2010 results.

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

FIRST HALF 2010 RESULTS

PRESS RELEASE

Madrid, July 29th 2010

16 pages

Reporting net income of 1.338 billion euros

REPSOL NET PROFIT INCREASES 39%

•	In the first half of 2010, operating income was 3.004 billion euros, 81.7% higher than the same period of 2009.

•	Exploration and Production (Upstream) profit increased 125%, and Refining and Marketing (Downstream) rose 46%.

•	YPF and Gas Natural Fenosa, increased their profit by 84% and 65% respectively.

•	Repsol increased its hydrocarbon production consolidating the trend started in the first quarter.

•	Realisation prices during the first half improved more that the benchmark Brent, WTI and Henry Hub international prices. Oil and gas prices increased 52.3% and 22.7% respectively.

•	Efficient management in Downstream has resulted in a significant increase in the integrated refining and marketing margin.

•	At the close of the first half Repsol’s liquidity, excluding Gas Natural Fenosa, exceeded 7.3 billion euros.

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Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

Repsol posted net income of 1.338 billion euros in the first half of 2010, 38.9% higher than the previous year. This result includes a higher tax rate resulting from increased activity in Upstream.

Operating income was 3.004 billion euros, 81.7% more than in the first half of 2009.

Repsol obtained these results in an environment characterised by the recovery of international prices of oil (Brent 49.5%) and gas (11.9% Henry Hub). In this context, Repsol increased its realisation prices for oil by 52.3%, and gas by 22.7%.

The Upstream unit (Exploration and Production) operating income was 124.9% higher than the first half of 2009, motivated by the increase in international oil and gas prices during this period, and by increased and improved production.

During the first half of 2010, Repsol raised its production by 4.9% compared to the same period of last year, improving the composition of its production mix with increased liquids volumes.

Efficient management in the Downstream unit has resulted in a notable increase in the integrated refining and marketing margin which, together with the recovery of the Chemicals business, has contributed to improving results. Operating income in the first half of 2010 was 928 million euros, representing a 46.1% increase compared to the same period of 2009.

YPF’s operating income rose 83.8% over the same period of last year mainly as a result of prices nearing international parity.

At the same time, Gas Natural Fenosa posted an operating income of 551 million euros, 65% more than the year-earlier period.

At the end of the first half, the company’s financial liquidity was 7.308 billion euros, up from 1.316 billion at the end of 2009, at the same time as financial ratios improved. The company’s net financial debt at the end of June, excluding Gas Natural Fenosa, stood at 4.996 billion euros, in line with that of December 2009.

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

UPSTREAM: OPERATING PROFIT RISES 125%

The Upstream unit’s (Exploration and Production) operating income was 731 million euros, representing a 124.9% increase in comparison to the first half of 2009. This was a result of the sustained rise in oil and gas prices during this period, higher production, particularly liquids.

In the first half of 2010, Repsol’s hydrocarbons production was 344,891 boepd, 4.9% more than in the same half of 2009. This increase consolidates the trend which begun in the last quarter of 2009. An improved product mix was obtained, with an increased liquids weight, contributed positively to the earnings. This was mainly due to production start-up in the Shenzi field in United States and higher production in Libya.

The increase in hydrocarbon production levels, particularly liquids, had a positive impact of 289 million euros during this semester, while higher oil realization prices and a greater weight of liquids in Repsol’s product mix had a positive impact of 408 million euros.

Investments in the Upstream unit during that period totalled 367 million euros, spent mainly (47%) on field development in Trinidad & Tobago, Libya, Bolivia, Peru and Ecuador, and (44%) on exploration in Brazil and Venezuela.

LNG (Liquefied Natural Gas) posted an operating income of 11 million euros, 67.6% less that the first half of 2009, mainly due to lower sales margins and restructuring of certain assets.

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

DOWNSTREAM: BETTER REFINING MARGINS AND CHEMICALS RECOVERY

Downstream (Refining, Marketing, LPG and Chemicals and others) operating income in the first half of 2010 was 928 million euros, representing a 46.1% increase compared to the same period of 2009.

This increase is mainly the result of efficient management that allowed a notable increase in integrated refining and marketing margins to 7.38 U$/Bbl in the second quarter of this year compared to 3.95 U$/Bbl to the same period of 2009.

Also, the Chemicals unit experienced a continued recovery in volumes and margins during the semester. Sales of petrochemical products rose 7.1% against the same period of 2009, confirming the recovery of the business.

LPG had lower bottling margins compared to the same period of 2009 due to the time-lag effect of the new bottled gas pricing formula, while sales volumes were similar to the first semester of 2009.

During the first half of the year Downstream investments totalled 732 million euros, spent mainly on the expansion of the Cartagena refinery and on the fuel oil reduction unit at the Bilbao complex.

YPF OPERATING INCOME RESULT GROWS 84%

YPF’s operating income was 831 million euros, 83.8% higher than the same period of 2009.

The increased income was mainly due to a rise in domestic fuel prices in the local currency and in dollars, which had a positive impact of 416 million euros. Increased income from exports and products sold in the domestic market but referenced to international prices also contributed to the improvement.

YPF’s production was 550,590 boepd, representing a 8.1% fall compared to the same period of the previous year.

In the first half of 2010, YPF investments totalled 597 million euros, spent mainly on Exploration and Production.

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

GAS NATURAL FENOSA PROFIT INCREASES 65%

In the first half, Gas Natural Fenosa posted an increase of 65% in operating income to 551 million euros, from 334 million euros during the same period of 2009, due to the integration of Union Fenosa into Gas Natural SDG.

Gas Natural Fenosa investments corresponding to the proportional consolidation of Repsol’s share during this period were 266 million euros, spent mainly on gas and power distribution activities in Spain and Latin America, and power generation in Spain and Mexico.

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

REPSOL YPF RESULTS

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – June		Change %
	2009	2010
Net income	963	1,338	38.9
Operating income	1,653	3,004	81.7

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – June		Change %
	2009	2010
EBITDA	3,087	4,869	57.7
Operating income	1,653	3,004	81.7
Financial expenses	17	(467)
Income before income tax and income of associates	1,670	2,537	51.9
Income tax	(660)	(1,104)	67.3
Share in income from companies carried by the equity method	49	42	(14.3)
Income for the period	1,059	1,475	39.3
Income attributable to minority interests	96	137	42.7
NET INCOME	963	1,338	38.9

EXPLANATORY NOTE: In the fourth quarter of 2009, the stake in the Alberto Pasqualini Refap, S.A. (REFAP) refinery) was again proportionally integrated into the Group’s earnings. In order to make comparison easier between 2010 and 2009, and in accordance with accounting regulation, the data corresponding to the first quarter of 2009 have been modified accordingly, integrating the proportional earnings from that company for the whole year

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

BREAKDOWN OF REPSOL YPF

OPERATING INCOME, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – June		Change %
	2009	2010
Upstream	325	731	124.9
LNG	34	11	(67.6)
Downstream	635	928	46.1
YPF	452	831	83.8
Gas Natural SDG	334	551	65.0
Corporate & others	(127)	(48)	(62.2)

TOTAL	1,653	3,004	81.7

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January – June		Change %
	2009	2010
Oil and gas production (Thousand boepd)	328.8	344.9	4.9
Crude processed (Thousand tons)	18.5	16.3	(11.7)
Sales of oil products (Thousand tons)	19,991.0	18,523.0	(7.3)
Sales of petrochemical products (Thousand tons)	1,165.3	1,248.5	7.1
LPG sales (Thousand tons)	1,583,9	1,588.9	0.3

EXPLANATORY NOTE: In the fourth quarter of 2009, the stake in the Alberto Pasqualini Refap, S.A. (REFAP) refinery) was again proportionally integrated into the Group’s earnings. In order to make comparison easier between 2010 and 2009, and in accordance with accounting regulation, the data corresponding to the first quarter of 2009 have been modified accordingly, integrating the proportional earnings from that company for the whole year

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

YPF OPERATING HIGHLIGHTS

	January – June		Change %
	2009	2010
Oil and gas production (Thousand boepd)	599.4	550.6	(8.1)
Crude processed (Thousand tons)	8.2	7.7	(5.6)
Sales of oil products (Thousand tons)	7,228.2	6,870.3	(5.0)
Sales of petrochemical products (Thousand tons)	615.2	633.6	3.0
LPG sales (Thousand tons)	222.7	182.3	(18.1)

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2009	JUNE 2010
NON-CURRENT ASSETS
Goodwill	4,733	5,165
Other intangible assets	2,085	2,671
Property, plant & equipment	31,900	34,990
Real-Estate Investments	35	33
Equity-accounted financial investments	531	612
Non-current financial assets	1,732	1,905
Deferred tax assets	2,021	2,276
Other non-current financial assets	273	333
CURRENT ASSETS
Non-current assets classified as held for sale (*)	746	147
Inventories	4,233	5,298
Trade and other receivables	6,773	8,158
Other current financial assets	713	635
Cash and cash equivalents	2,308	3,344

TOTAL ASSETS	58,083	65,567

TOTAL EQUITY
Attributed to equity-holders of the parent	19,951	22,398
Attributable to minority interests	1,440	1,640
NON-CURRENT LIABILITIES
Subsidies	124	85
Non-current provisions	3,097	3,547
Non-current financial debt	15,411	16,053
Deferred tax liabilities	3,395	3,889
Other non-current liabilities	2,672	3,416
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale	185	29
Current provisions	282	207
Current financial debt	3,499	3,834
Trade and other payables	8,027	10,469

TOTAL LIABILITIES	58,083	65,567

(*)	These lines correspond to liabilities associated with non-current assets held for sale.

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

HIGHLIGHTS JANUARY–JUNE 2010

—	Repsol presents its Horizon 2014 strategy

On April 28, Repsol’s Board of Directors approved the new projects and investment strategies grouped into the Horizon 2014 project. In the last two years Repsol’s unprecedented exploratory success, and the changes wrought by the international financial crisis, have set a new framework for the company’s strategy, which maintains its main growth vectors based on rigorous financial discipline and shareholder value creation.

In this new scenario, upstream activity will drive company growth as the high potential of recent discoveries is developed. The presence of Repsol in geographical areas which are amongst those with the highest growth potential in the world, and the company’s renowned capacity in ultra deep-water exploration, has turned it into one of the companies with best future growth outlook. Repsol’s investment strategy for the coming years is based on a more solid portfolio of upstream growth projects that will allow for an annual hydrocarbon production growth of the unit of between 3% and 4% until 2014 and an even larger production growth until 2019, with an estimated reserve replacement ratio higher than 110% in the coming five years.

In the Downstream area, the expansion projects at Bilbao and Cartagena are at a very advanced phase and their start-up is planned for the end of 2011, allowing for an improvement in refining margins due to the application of the most advanced technology and processes, and consolidating the company’s leadership in the Spanish refining business.

Additionally, YPF and Gas Natural Fenosa’s leadership in the gas and electricity markets will give Repsol a stable cash flow.

All of this, subject to the realisation of price assumptions, will allow Repsol to finance investments planned for Horizon 2014, to increase dividends and reduce debt through financial discipline based on operative costs savings and disinvestment in non-strategic assets, and to maintain excellence in operations and the internationally-recognised advances made in safety and corporate responsibility.

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

—	Repsol’s AGM approved a 0.85 euro per share dividend

The Annual General Shareholders Meeting held on April 30, agreed to pay a gross dividend of 0.85 euros per share as total net dividend from 2009. This represented a 19% decrease from the previous year.

The total dividend payout from 2009 earnings amounts to 1.038 billion euros.

—	Repsol starts up its first gas liquefaction plant in South America

On June 10, Repsol Chairman Antonio Brufau, and Peruvian President, Alan Garcia, inaugurated the first gas liquefaction plant in South America, in Pampas Melchorita, 170 kilometres to the south of Lima (Peru). The plant that is part of the Peru LNG project represents an investment of 3.8 billion euros, the biggest investment ever made in one project in the history of Peru.

The first GNL cargo from this plant was delivered at the end of June. This shipment marks the start of Repsol’s exclusive-rights contract to market the entire output of the plant, in accordance with the agreement signed with Peru LNG in 2005 for a term of 18 years from the start of commercial operations. In terms of volume, this will be the biggest LNG acquisition ever made by Repsol.

—	Development of projects in Venezuela

On May 12, Repsol Chairman Antonio Brufau and Venezuelan President Hugo Chavez signed in Caracas the agreement to create the PetroCarabobo S.A. joint venture that will develop oil reserves in seven blocks in Venezuela’s Orinoco Oil Belt. This is one of the world’s largest undeveloped hydrocarbon deposits, and may hold up to 513 billion barrels of recoverable heavy crude according to the latest US Geological Survey.

In April, Repsol made a new discovery in the Pearl 2 well, in the shallow water off the Gulf of Venezuela, increasing by at least 30% the gas resources estimation made after the initial discovery in the Pearl 1X Well in October 2009. The field is estimated to hold between 1.6 and 1.85 billion barrels of oil equivalent, enough to fulfil Spain’s gas demand for

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com seven years. According to the IHS information service, the Perla discovery is amongst the five largest hydrocarbons finds worldwide in 2009.

—	Repsol becomes exploration operator in Norway

The Norwegian Government in January awarded two new offshore exploration licenses in the North Sea and Norwegian Sea to two consortiums in which Repsol participates. The estimated potential of hydrocarbon reserves to be discovered in that country makes the area strategic for Repsol and the industry.

Repsol is the operator of license PL-541, located in the Norwegian part of the North Sea, in which Repsol has a 50% stake. With this award Repsol is for the first time operator in the Norwegian Continental Shelf (NCS), a highly valued recognition by the Norwegian authorities of the company’s capacity.

The second license, PL-557, is located in the Norwegian Sea, in which Repsol participates with a 40% stake.

—	New exploration contract in Algeria

On January 17, Repsol signed with Sonatrach and the Algerian National Agency for the Valuation of Hydrocarbons Resources (ALNAFT), an exploration and exploitation contract for the “Sud-Est Illizi” block in Southeastern Algeria. The award of this exploration block reinforces Repsol’s position in Algeria, where the company is already present in Reggane, Tinfouye Tabenkort and Tifernine, reaffirming Repsol’s commitment to this country as a growth area.

—	Repsol becomes Argentina’s principal gas supplier

In March, Repsol Chairman Antonio Brufau met Bolivian President Evo Morales and Argentinean President Cristina Fernandez in Sucre to sign a gas supply agreement between both countries which will make Repsol the main supplier of the fuel.

The agreement signed in Sucre, converts the Margarita field, operated by Repsol with a 37.5% stake, the main source of supply of Bolivian gas to Argentina and guarantees the profitability of the field’s future development.

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

—	Divestment of non-core assets: Agreement on CLH and sale of the Gaviota subsea storage

On March 25, Repsol, Petronor and BBK signed an agreement through which BBK acquired 5% of Compañia Logistica de Hidrocarburos (CLH) held by Repsol through Petronor. The holding was sold for 145 million euros. Repsol has reduced its holding in CLH to 10% and keeps open a competitive bidding process for a further 5% sale in the logistics company.

On April 8, Repsol and Enagas signed an agreement for the latter to buy Repsol’s 82% in the Gaviota underground natural gas storage facility for 86.9 million euros.

Both sales are part of the company’s strategy of gradually divesting non-core assets.

—	New Energy Business unit created

On April 8, Repsol created a business unit for new energy to promote and give a business-oriented focus to projects that help realise the vision of a future where energy is more diversified and less carbon dioxide-intensive.

The new business unit will identify opportunities, promote projects and develop initiatives in bioenergy, renewable energy for transport and other areas that can provide synergies with Repsol’s ongoing business and the areas where the company operates. The new unit will also develop new businesses based on the reduction of CO2 emissions and the price of carbon, especially the capture and storage of the greenhouse gas.

—	Repsol presents its most avant-garde projects for Sustainable Mobility

On May 20, Repsol participated in the Madrid International Car Show on Ecological Cars and Sustainable Mobility, where it presented the most avant-garde automotive projects on which the company is working.

Some of these projects are already operative, such as Autogas (automotive liquefied petroleum gas), the most widely used alternative fuel in the world, for which Repsol is the leading supplier in Spain.

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

Another of the company’s achievements consists of recycling tyres for the production of asphalt. Repsol has already produced 1,700 km of greener roads using this tyre dust which minimises the noise pollution, improves vehicle adherence and cuts long-term running costs. The work to produce second generation biofuels from microalgae and develop its first network for recharging electric cars in Spain, are projects that put Repsol at the forefront of research.

—	Repsol reaffirms its commitment to integrating people with disabilities into the workplace

On February 17, Repsol and the ONCE Foundation signed a collaboration agreement renewing Repsol´s adhesion to the INSERTA programme, aimed at promoting the integration of disabled people into the workplace.

The company has 544 employees with disabilities, representing 2% of the total workforce. Repsol is the only Ibex company to exceed this percentage of employees with disabilities in its total staff.

—	Repsol is awarded for financial reporting on internet

On June 28, Repsol received the Award for “Best Spanish Company for Financial Reporting on the Internet, Corporate Transparency and Reliability 2010” in the category of companies listed on the IBEX 35 index. This year marks the ninth edition of these annual awards, given by the Spanish Association of Accounting and Business Administration (AECA).

—	Award for transparency on Carbon Dioxide emissions reporting

On March 12, Repsol was awarded the Emissions Tracking Carbon Verification Leaders Award 2010 for its efforts in verifying its greenhouse gas emissions, as part of the creation of an index that will encourage companies to curb the gases responsible for global warming. Repsol is one of only seven companies, out of a total 1,100 surveyed by the Environmental Investment Organisation (EIO), whose emissions reporting figures have been fully accepted and verified. Repsol is the only oil company to meet the full criteria.

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

—	Repsol, a “Gold Class” company

Repsol has received the classification of “Gold Class” company in the ‘Sustainability Yearbook 2010’, compiled by PricewaterhouseCoopers and Sustainable Asset Management (SAM), an independent company tasked with conducting the annual assessments for 58 industrial sectors and 1,200 companies worldwide.

In 2010, Repsol obtained special recognition for its strategy to combat climate change and its relationship with communities, amongst others.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in

Corporate Division of Communication Tel. 91 753 87 87 www.repsol.com prensa@repsol.com

Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 29th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer